UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No.____)*


                  Neuberger Berman Real Estate Income Fund Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    64126D106
                                 (CUSIP Number)

                             Stephen C. Miller, Esq.
                              Krassa & Miller, LLC
                           1680 38th Street, Suite 800
                             Boulder, Colorado 80301
                                 (303) 442-2156
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 23, 2004
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64126D106
--------------------------------------------------------------------------------


1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

   Lola Brown Trust No. 1B

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b)

--------------------------------------------------------------------------------

3. SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization       South Dakota

--------------------------------------------------------------------------------

Number of         7.       Sole Voting Power         455,200
Shares Bene-
ficially Owned    8.       Shared Voting Power
by Each
Reporting         9.       Sole Dispositive Power    455,200
Person With
                  10.      Shared Dispositive Power

--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person       455,200

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13.      Percent of Class Reported by Amount in Row (11)               9.94%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)    OO

CUSIP No. 64126D106
--------------------------------------------------------------------------------


1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

   Ernest Horejsi Trust No. 1B

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b)

--------------------------------------------------------------------------------

3. SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization        South Dakota

--------------------------------------------------------------------------------

Number of         7.       Sole Voting Power                  4,900
Shares Bene-
ficially Owned    8.       Shared Voting Power
by Each
Reporting         9.       Sole Dispositive Power             4,900
Person With
                  10.      Shared Dispositive Power

--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person        4,900

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13. Percent of Class Reported by Amount in Row (11)                     0.11%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)    OO

CUSIP No. 64126D106

--------------------------------------------------------------------------------

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

   Stewart R. Horejsi

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b)

--------------------------------------------------------------------------------

3. SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) Not applicable

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization        United States

--------------------------------------------------------------------------------

Number of         7.       Sole Voting Power                  0
Shares Bene-
ficially Owned    8.       Shared Voting Power                0
by Each
Reporting         9.       Sole Dispositive Power             0
Person With
                  10.      Shared Dispositive Power           0

--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person       0

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13. Percent of Class Reported by Amount in Row (11)                   0%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions) IN

                            Statement on Schedule 13D

     This statement on Schedule 13D relates to the Common Stock, $0.0001 par value per share of Neuberger Berman Real Estate Income Fund Inc., a Maryland corporation (the "Company").


Item 1. Security of Issuer

     This Statement relates to the Common Stock, $0.0001 par value per share (the "Shares") of Neuberger Berman Real Estate Income Fund Inc., a Maryland corporation (the "Company"). The principal executive offices of the Company are located at 605 Third Avenue, New York, New York 10158-0180.

Item 2. Identity and Background

     (a) This Statement is filed (i) by the Lola Brown Trust No. 1B (the "Lola Trust"), as the direct beneficial owner of shares, (ii) by the Ernest Horejsi Trust No. 1B (the "Ernest Trust"), as the direct beneficial owner of shares, and
(ii) by virtue of certain relationships  described in this statement, by Stewart
R. Horejsi (Mr. Horejsi, the Lola Trust and the Ernest Trust are collectively referred to herein as the "Reporting Persons"). By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf. The Lola Trust and the Ernest Trust are collectively referred to herein as the "Trusts".

     The trustees of the Trusts are Badlands Trust Company  ("Badlands"),  Susan
L. Ciciora and Larry L. Dunlap (collectively, the "Trustees"). The Trustees may be deemed to control the Trusts and may be deemed to possess indirect beneficial ownership of the Shares held by the Trusts. However, none of the Trustees, acting alone, can vote or exercise dispositive authority over Shares held by the Trusts. Accordingly, the Trustees disclaim beneficial ownership of the Shares beneficially owned, directly or indirectly, by the Trusts.

     As a result of his advisory role with the Trusts, Mr. Horejsi may be deemed to have indirect beneficial ownership over the Shares directly beneficially owned by the Trusts. However, Mr. Horejsi disclaims beneficial ownership of the Shares directly beneficially held by the Trusts.

     (b) The business address of the Trusts and Badlands is c/o Badlands Trust Company, P.O. Box 801 (614 Broadway), Yankton, South Dakota 57078. The business address of Mr. Horejsi and Ms. Ciciora is 1680 38th Street, Suite 800, Boulder, Colorado 80301. The business address of Mr. Dunlap is P.O. Box 121, Salina, Kansas 67402.

     (c) The Lola Trust is an irrevocable grantor trust organized by Mr. Horejsi's grandmother, Lola Brown, for the benefit of her issue. The Ernest Trust is an irrevocable grantor trust organized by Mr. Horejsi's father, Ernest Horejsi, for the benefit of his issue. Although the Trusts were established under the laws of and originally domiciled in Kansas, they are now domiciled and administered in South Dakota. Badlands is a South Dakota corporation organized to act as a private trust company to administer the Trusts as well as other family trusts for Mr. Horejsi's family.

     Mr. Horejsi is a private investor and is the portfolio manager for two registered investment advisers, Boulder Investment Advisers, LLC ("BIA") and Stewart West Indies Trading Company, Ltd., doing business as Stewart Investment Advisers ("SIA"). BIA and SIA are co-investment advisers to two closed-end investment companies, the Boulder Total Return Fund, Inc. ("BTF") and the Boulder Growth & Income Fund, Inc. ("BIF"). BIA is owned by the Lola Trust and indirectly by other Horejsi family trusts, and SIA is owned by a Horejsi family trust. Mr. Dunlap is retired and is a trustee of or protector with respect to other Horejsi family trusts. Ms. Ciciora is Mr. Horejsi's daughter and is a trustee of several other Horejsi family trusts.

     (d) None of the Reporting Persons, Badlands, Ms. Ciciora or Mr. Dunlap have been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, none of the Reporting Persons, Badlands, Ms. Ciciora or Mr. Dunlap was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

     (f) Mr. Horejsi, Ms. Ciciora and Mr. Dunlap are each citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     The total amount of funds required by the Lola Trust to purchase the Shares as reported in Item 5(c) was $8,642,297.85. Such funds were provided by the Lola Trust's cash on hand, inter-trust advances (described below) and margin borrowings under an account maintained by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"). Inter-trust advances are made through a Cash Management Agreement described under Item 6 below.

     The total amount of funds required by the Ernest Trust to purchase the Shares as reported in Item 5(c) was $98,243.80. Such funds were provided by the Ernest Trust's cash on hand, inter-trust advances (described under Item 6 below) and margin borrowings under an account maintained by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch").

     The Lola Trust's margin borrowings from Merrill Lynch bear interest at the federal funds rate plus 40 basis points and are due on demand. Such margin borrowings are based on the collateral in the account maintained by the Lola Trust. As of September 1, 2004 approximately $41.19 million in borrowings were outstanding under such account. The foregoing description of the Lola Trust's account agreement with Merrill Lynch is qualified in its entirety by reference to the cash management account agreement attached as Exhibit 1.

     The Ernest Trust's margin borrowings from Merrill Lynch bear interest at the federal funds rate plus 40 basis points and are due on demand. Such margin borrowings are based on the collateral in the account maintained by the Ernest Trust. As of September 1, 2004 approximately $19.55 million in borrowings were outstanding under such account. The foregoing description of the Ernest Trust's account agreement with Merrill Lynch is qualified in its entirety by reference to the cash management account agreement attached as Exhibit 1.

Item 4. Purpose of Transaction

     The Trusts acquired the Shares reported in Item 5(c) in order to acquire an equity ownership of the Company and increase that interest. Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may act with the Reporting Persons (collectively referred to as the "Other Entities") may from time to time purchase Shares, and any of the Reporting Persons or Other Entities may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchase or sale of the Shares may be in open market, in privately-negotiated transactions or otherwise.

     The Reporting Persons currently intend to purchase as much as 50% of the Shares. Historically, when the Reporting Persons and the Other Entities have taken large stakes in companies similar to the Company, they have nominated and elected to the companies' boards directors whom they know, trust, and in whom they have confidence with regard to company-related business decisions. Consistent with this, the Reporting Persons currently intend to nominate five directors to the Company's Board of Directors for consideration and election at the Company's 2005 annual meeting of shareholders and intend to do likewise at subsequent annual meetings until all directors meet the criteria set forth above.

     In the past, the Reporting Persons and Other Entities successfully gained control of the boards of BTF, BIF and First Financial Fund, Inc. ("FF"). In the case of BTF and BIF, the Ernest Trust and the Lola Trust recommended, and the respective boards and a majority of the shareholders agreed, that BIA and SIA should replace the prior advisers of these funds and that the funds' investment objectives should be changed. In the case of FF, the Ernest Trust and the Lola Trust concluded that the incumbent adviser should be retained and the fund's investment objective left unchanged, and FF's newly elected board concurred. In all three cases, the respective boards moved the administrative contract for each fund to an affiliate of the Trusts, Fund Administrative Services, LLC
("FAS"), which is owned by the Lola Trust and indirectly by certain other Horejsi family trusts. The Reporting Persons may propose that the Company replace the current adviser with BIA and SIA, replace the current administrator with FAS, and may propose a different or expanded investment objective for the Company. In any decision, the Reporting Persons would consider market conditions at the time and the performance of the incumbent adviser.

Item 5. Interest in Securities of the Issuer.

     (a) The Lola Trust is the direct beneficial owner of 455,200 shares or approximately 9.94% of the 4,578,983 Shares outstanding as of April 30, 2004 (the "Outstanding Shares"), according to information contained in the Company's semi-annual report to shareholders. The Ernest Trust is the direct beneficial owner of 4,900 shares or approximately 0.11% of the Outstanding Shares. By virtue of the relationships reported in this Statement, Mr. Horejsi may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by the Trusts. Mr. Horejsi disclaims all such beneficial ownership. By virtue of the relationships and transactions described in this Statement, the Reporting Persons may be deemed to constitute a group. Unless otherwise specifically stated, each Reporting Person disclaims beneficial ownership of Shares directly beneficially owned by other Reporting Persons.

     (b) Each of the Trusts has the direct power to vote and direct the disposition of the Shares held by it. By virtue of the relationships described in this Statement, Mr. Horejsi and the Trustees may be deemed to share the indirect power to vote and direct the disposition of the Shares held by the Trusts, but each of Mr. Horejsi and the Trustees disclaims beneficial ownership of the Shares.

     (c) The table below sets forth information relating to the purchases of Shares purchased by the Lola Trust. Such purchases were effected by the Lola Trust on the New York Stock Exchange.


                              Date              Shares          Purchase Price

                                 07/09/04             5,000                $17.93
                                 07/09/04             5,000                $17.92
                                 07/09/04             5,000                $17.91
                                 07/09/04             5,000                $17.89
                                 07/09/04             4,700                $17.90
                                 07/09/04               300                $17.89
                                 07/09/04             5,800                $17.92
                                 07/09/04               200                $17.92
                                 07/12/04             5,000                $17.82
                                 07/12/04               300                $17.80
                                 07/12/04            11,400                $17.89
                                 07/12/04             4,700                $17.87
                                 07/12/04             7,700                $17.89
                                 07/12/04             7,000                $17.86
                                 07/12/04               300                $17.80
                                 07/12/04             1,100                $17.83
                                 07/13/04             5,000                $17.84
                                 07/13/04             1,900                $17.81
                                 07/14/04               200                $17.84
                                 07/14/04               500                $17.85
                                 07/14/04             1,000                $17.92
                                 07/14/04               200                $17.93
                                 07/14/04             1,000                $17.94
                                 07/14/04             3,000                $17.98
                                 07/14/04               200                $17.97
                                 07/14/04             4,800                $18.06
                                 07/14/04             5,000                $18.04
                                 07/14/04             5,000                $18.04
                                 07/14/04             5,000                $18.04
                                 07/14/04             5,000                $18.04
                                 07/14/04             2,000                $18.04
                                 07/15/04             1,000                $18.07
                                 07/15/04               900                $18.12
                                 07/16/04             2,000                $18.23
                                 07/16/04             2,200                $18.33
                                 07/16/04             2,600                $18.34
                                 07/16/04             7,000                $18.35
                                 07/21/04             5,000                $18.38
                                 07/27/04             2,000                $17.88
                                 07/27/04             1,500                $17.80


                                 07/28/04               200                $17.89
                                 07/28/04             2,000                $17.90
                                 07/29/04             5,000                $18.01
                                 07/30/04               100                $18.13
                                 07/30/04             3,000                $18.15
                                 07/30/04             1,000                $18.15
                                 07/30/04             4,000                $18.20
                                 08/02/04             2,000                $18.21
                                 08/03/04             5,000                $18.30
                                 08/03/04               200                $18.34
                                 08/03/04               800                $18.36
                                 08/03/04             1,000                $18.38
                                 08/03/04             2,000                $18.39
                                 08/03/04             1,200                $18.47
                                 08/04/04               200                $18.68
                                 08/04/04             4,600                $18.65
                                 08/06/04             1,700                $18.75
                                 08/06/04               500                $18.80
                                 08/06/04             2,000                $18.77
                                 08/09/04            10,000                $18.86
                                 08/09/04               400                $18.75
                                 08/10/04               200                $18.85
                                 08/10/04             2,000                $18.85
                                 08/11/04             2,000                $18.59
                                 08/11/04               500                $18.60
                                 08/11/04               500                $18.60
                                 08/12/04             7,300                $18.67
                                 08/12/04               800                $18.68
                                 08/12/04               500                $18.70
                                 08/12/04             1,200                $18.73
                                 08/12/04             1,500                $18.77
                                 08/12/04               500                $18.75
                                 08/12/04             7,000                $18.76
                                 08/12/04             3,000                $18.77
                                 08/12/04             5,300                $18.76
                                 08/13/04             4,200                $18.76
                                 08/13/04             2,000                $18.77
                                 08/13/04             2,000                $18.78
                                 08/13/04             1,000                $18.76
                                 08/13/04             1,900                $18.77
                                 08/13/04             5,700                $18.78
                                 08/23/04             2,300                $18.89
                                 08/23/04               800                $18.86
                                 08/23/04               900                $18.89
                                 08/23/04               100                $18.91
                                 08/23/04             2,900                $18.92
                                 08/23/04               400                $18.94
                                 08/23/04             2,100                $18.95
                                 08/23/04               600                $18.96
                                 08/23/04               300                $19.00
                                 08/23/04               300                $18.99


                                 08/23/04               300                $19.00
                                 08/23/04               200                $18.99
                                 08/23/04             1,000                $19.00
                                 08/23/04             5,000                $19.14
                                 08/23/04               500                $19.08
                                 08/23/04             3,000                $19.09
                                 08/23/04             1,000                $18.90
                                 08/23/04             1,600                $19.09
                                 08/23/04               400                $19.05
                                 08/23/04               300                $19.09
                                 08/23/04               400                $19.10
                                 08/23/04               200                $19.09
                                 08/23/04               400                $19.10
                                 08/24/04               100                $19.13
                                 08/24/04             3,000                $19.15
                                 08/24/04               500                $19.14
                                 08/24/04               200                $19.18
                                 08/24/04             2,000                $19.22
                                 08/24/04             3,500                $19.19
                                 08/24/04               200                $19.37
                                 08/24/04             4,200                $19.38
                                 08/24/04               500                $19.32
                                 08/24/04             2,000                $19.39
                                 08/24/04             1,000                $19.32
                                 08/24/04             2,000                $19.39
                                 08/24/04             2,000                $19.40
                                 08/24/04               500                $19.35
                                 08/24/04               600                $19.33
                                 08/24/04             1,000                $19.40
                                 08/25/04             1,200                $19.38
                                 08/25/04             1,200                $19.43
                                 08/25/04             2,200                $19.48
                                 08/25/04             3,000                $19.49
                                 08/25/04             1,000                $19.50
                                 08/25/04               500                $19.49
                                 08/25/04             1,000                $19.47
                                 08/25/04             1,000                $19.46
                                 08/25/04             1,400                $19.53
                                 08/25/04             1,200                $19.53
                                 08/25/04               200                $19.52
                                 08/25/04             2,200                $19.53
                                 08/25/04               100                $19.54
                                 08/25/04               200                $19.53
                                 08/25/04             2,700                $19.54


                                 08/25/04             2,400                $19.53
                                 08/25/04             1,500                $19.54
                                 08/25/04               200                $19.53
                                 08/25/04             2,100                $19.54
                                 08/25/04             4,900                $19.55
                                 08/25/04             2,100                $19.56
                                 08/25/04             3,000                $19.57
                                 08/25/04             1,200                $19.58
                                 08/25/04             1,500                $19.59
                                 08/25/04             1,500                $19.58
                                 08/25/04               400                $19.59
                                 08/25/04             3,000                $19.58
                                 08/26/04               200                $19.61
                                 08/26/04             2,000                $19.62
                                 08/26/04             9,000                $19.65
                                 08/26/04             6,000                $19.72
                                 08/26/04             2,000                $19.74
                                 08/26/04             2,000                $19.72
                                 08/26/04            13,000                $19.74
                                 08/27/04             3,600                $19.85
                                 08/27/04             1,500                $19.89
                                 08/27/04               500                $19.86
                                 08/27/04             2,000                $19.88
                                 08/27/04             2,000                $19.89
                                 08/27/04             2,000                $19.88
                                 08/27/04             2,000                $19.89
                                 08/27/04             4,000                $19.95
                                 08/27/04             2,500                $19.90
                                 08/27/04             1,500                $19.84
                                 08/27/04               200                $19.85
                                 08/27/04             1,000                $19.90
                                 08/30/04               600                $19.75
                                 08/30/04             1,000                $19.72
                                 08/30/04             1,200                $19.75
                                 08/30/04               200                $19.84
                                 08/30/04             8,800                $19.85
                                 08/30/04             1,000                $19.90
                                 08/30/04             2,000                $19.91
                                 08/30/04               300                $19.87
                                 08/30/04             1,300                $19.88
                                 08/30/04             2,000                $19.84
                                 08/30/04               300                $19.89
                                 08/30/04             1,200                $19.90
                                 08/30/04               300                $19.95
                                 08/30/04               300                $19.93
                                 08/30/04               600                $19.95
                                 08/30/04             1,800                $19.96


                                 08/30/04               200                $19.97
                                 08/30/04             1,800                $19.98
                                 08/31/04             1,000                $20.04
                                 08/31/04               500                $20.02
                                 08/31/04             1,500                $20.11
                                 08/31/04             1,500                $20.10
                                 08/31/04             1,000                $20.09
                                 08/31/04             1,100                $20.10
                                 08/31/04               600                $20.11
                                 08/31/04               200                $20.10
                                 08/31/04             1,200                $20.11
                                 08/31/04               200                $20.10
                                 08/31/04             1,000                $20.11
                                 08/31/04               500                $20.10
                                 08/31/04               800                $20.15
                                 08/31/04               200                $20.16
                                 08/31/04               200                $20.15
                                 08/31/04               200                $20.13
                                 08/31/04             1,900                $20.16
                                 08/31/04               200                $20.17
                                 08/31/04               600                $20.15
                                 08/31/04             3,000                $20.27
                                 08/31/04             1,000                $20.26
                                 08/31/04               200                $20.25
                                 08/31/04               100                $20.23
                                 08/31/04               200                $20.25
                                 08/31/04             3,900                $20.26
                                 09/01/04             1,000                $20.21
                                 09/01/04             4,300                $20.28
                                 09/01/04             1,000                $20.23
                                 09/01/04               200                $20.30
                                 09/01/04             4,500                $20.31
                                 09/01/04             1,000                $20.25
                                 09/01/04             1,100                $20.34
                                 09/01/04             2,500                $20.35
                                 09/01/04               200                $20.34
                                 09/01/04             2,500                $20.35
                                 09/01/04               200                $20.41
                                 09/01/04             4,800                $20.42
                                 09/01/04               400                $20.41
                                 09/01/04             1,700                $20.42
                                 09/01/04               200                $20.49
                                 09/01/04               200                $20.50
                                 09/02/04               500                $20.31
                                 09/02/04               200                $20.38
                                 09/02/04               800                $20.35
                                 09/02/04             1,000                $20.38


                                 09/02/04               100                $20.37
                                 09/02/04               400                $20.36
                                 09/02/04               300                $20.38
                                 09/02/04               200                $20.37
                                 09/02/04               500                $20.38
                                 09/02/04             1,000                $20.47


     The table below sets forth information relating to the purchases of Shares purchased by the Ernest Trust. Such purchases were effected by the Ernest Trust on the New York Stock Exchange.


                             Date             Shares           Purchase Price

                                08/31/04              100                   $19.96
                                08/31/04            1,600                   $19.97
                                08/31/04            3,200                   $20.08


     (d) Each of the Trusts has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares held by it. By virtue of the relationships described in this Statement, Mr. Horejsi and the Trustees may be deemed to share the indirect right to receive and the power to direct the receipt from, and proceeds from the sale of, the Shares held by the Trusts, but each of Mr. Horejsi and the Trustees disclaims beneficial ownership of the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Both Trusts are parties to a Cash Management Agreement dated December 15, 1997, as amended, pursuant to which the Trusts participate in inter-trust advances with other trusts for the Horejsi family. Interest under this agreement is charged to participants with deficit balances at the Short-term, Annual Applicable Federal Rate and is payable monthly. As of September 1, 2004, the Lola Trust and Ernest Trust had an approximate $48.21 million credit and $39.09 million deficit balance, respectively, under this agreement. The foregoing summary of the Cash Management Agreement is qualified in its entirety by reference to the attached Exhibit 2, which is incorporated in this statement by reference.

Item 7. Material to be Filed as Exhibits.

          Exhibit 1 Cash Management Account Agreement between the Lola Trust and Merrill Lynch, Pierce, Fenner & Smith Incorporated and the Ernest Trust and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

          Exhibit 2 Cash Management Agreement dated December 15, 1997; First Amendment to Cash Management Agreement dated December 16, 1997; Second
     Amendment to Cash Management Agreement dated April 13, 1998; and Third Amendment to Cash Management Agreement dated January 1, 1999.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    September 2, 2004


/s/ Stewart R. Horejsi
Stewart R. Horejsi

/s/ Stephen C. Miller
Stephen C. Miller as Vice President of Badlands Trust
Company, trustee of the Trust

                                   EXHIBIT 1

CASH MANAGEMENT ACCOUNT(R) AGREEMENT

INTRODUCTION
This Agreement contains the terms governing the Cash Management Account(R) financial service ("CMA(R) Service"). I will read this Agreement and keep it for my records because I know that by signing the CMA Application and Agreement form or the CMA SubAccount_ Application and Agreement form (the "Application and Agreement form(s)") I am agreeing to its terms.

DEFINITIONS
In this Agreement, "I," "me," "my" or "accountholder" means each person who signs the CMA Application and Agreement form or the CMA SubAccount Application and Agreement form. "You," "your" or "MLPF&S" means Merrill Lynch, Pierce, Fenner & Smith Incorporated. "MLB&T" means Merrill Lynch Bank & Trust Co. "BANK ONE" means BANK ONE, COLUMBUS, N.A. "MLNF" means Merrill Lynch National Financial. "CHASE" means the Chase Manhattan Bank, N.A. MLB&T, MLNF, CHASE and BANK ONE are referred to collectively as "Banks." The "Issuer" means MLB&T or MLNF, whichever issues the Visa Cards from time to time.

"Card/Check Account" means the account(s) established for me by the Banks. "Checks" means checks issued to me by BANK ONE for use with my Card/Check Account. "Card" or "Cards" means one or more Classic Visa(R) cards issued to me for use with my Card/Check Account. Unless the context requires otherwise, "Card" or "Cards" also means one or more CMA Visa Gold Program cards issued to me for use with my Card/Check Account if I subscribe to and am approved for the CMA Visa Gold Program. The name of the issuer will appear on the Card. The Card(s) issued to me if I subscribe to the CMA Visa Gold Program will also be referred to as the "Visa Gold Program Card(s)." "Money Funds" means the CMA money market funds. "Money Accounts" means the Money Funds and any FDIC-insured money market deposit accounts opened for me through the Insured Savings_ Account program.

For purposes of this Agreement, "securities and other property" means, but is not limited to, money, securities, financial instruments and commodities of every kind and nature and related contracts and options. This definition includes securities or other property currently or hereafter held, carried or maintained by you or by any of your affiliates, in your possession and control, or in the possession and control of any such affiliate, for any purpose, in and for any of my accounts now or hereafter opened, including any account in which I may have an interest.

DESCRIPTION OF THE CMA(R) SERVICE
1. The CMA Service consists of: (1) an MLPF&S securities account (referred to as the "Securities Account"), which is either a cash account, or with the Investor CreditLine_ service, a margin account, (2) a choice of Money Accounts, (3) if applicable, a Card/Check Account provided by the Banks and (4) in applicable, optional CMA services as described in the Cash Management Account Program Description.

DESCRIPTION OF THE CMA MASTER FINANCIAL-SERVICE
2. The CMA Master Financial_ Service consists of: (1) a master account ("Master CMA Account") established with the full CMA Service as described above and (2) one or more related CMA SubAccounts established by or with the consent of a Master CMA Accountholder. Each CMA SubAccount is entitled to partial CMA service consisting of: (1) a Securities Account, which is either a cash account or, with the Investor CreditLine Service, a margin account, (2) a choice of Money Accounts and (3) optional CMA services to the extent eligible. A CMA SubAccount is not eligible for a Card/Check Account.

CMA SUBACCOUNT-AUTHORIZATIONS
3. By signing the CMA SubAccount Application and Agreement form, each CMA SubAccountholder designates the Master CMA Accountholder as his or her agent for the purpose of receiving monthly CMA account statements and any notices or other communications and authorizes MLPF&S to mail them to the address designated by the Master CMA Accountholder from time to time. If applicable, each CMA SubAccountholder also authorizes MLPF&S (subject to account eligibility requirements) to accept telephonic instructions from the Master CMA Accountholder for the transfer of funds through the CMA Funds Transfer Service to such CMA SubAccount from the Master CMA Account and/or from such CMA SubAccount to the Master CMA Account, as selected in the CMA SubAccount Application and Agreement form. In the event any erroneous transfers are made, the Master CMA Accountholder and the SubAccountholder authorize MLPF&S to initiate appropriate corrections. The foregoing authorizations shall remain in full force and effect until written notice of revocation is delivered to MLPF&S, after which the CMA SubAccount shall remain subject to the terms of this Agreement to the extent it receives the CMA Service in accordance with the policies of MLPF&S.

AGREEMENT REGARDING CASH, MONEY ACCOUNT BALANCES AND OTHER ASSETS AND FEES
4. Available free credit balances in my Securities Account will automatically be invested or deposited at least once a week into the Money Account that I have designated as my Primary Money Account. I understand that you may reasonably withhold access to my Money Account balances until you are satisfied that checks credited to my Securities Account have been collected. You may satisfy amounts that I owe in connection with my CMA Service account (such as debit balances in the Securities Account, amounts owing in my Card/Check Account, or investments or deposits made for me that are later reversed), from the assets in my Money Accounts (including funds obtained by redeeming Money Funds shares) or from my Securities Account (including, if applicable, by making loans to me). Certain fees, including an annual fee, which are subject to change, will be charged to my account for the financial services provided to me.

REPRESENTATIONS, ADDITIONAL TERMS AND AMENDMENTS
5. I have received a copy of the Money Funds' prospectuses, the Insured Savings Account Fact Sheet and the Cash Management Account Program Description. These documents shall be referred to in this Agreement as the "Documents." The Documents contain additional terms governing the CMA Service. I agree that these Documents are incorporated into this Agreement as though they were fully set out in the Agreement. Subject to applicable law, you and the Banks also have the right to amend the Documents by so notifying me in writing. Unless the context otherwise requires, the term "Agreement" shall include the Documents, as amended from time to time.

I agree that you and the Banks shall have the right to amend this Agreement, by modifying or rescinding any of its existing provisions or by adding any new provision, at any time by sending notice of the amendment to me. Any such amendment shall be effective as of a date to be established by you and the Banks, subject to applicable law.

I understand there may be additional documentation required by applicable law or the policies and procedures of MLPF&S or the Banks. I agree to promptly comply with any such requests for additional documents.

HEADINGS ARE DESCRIPTIVE
6. The heading of each provision of this Agreement is for descriptive purposes only and shall not be deemed to modify or qualify any of the rights or obligations set forth in each such provision.

JOINT ACCOUNTS AND JOINT AND SEVERAL LIABILITY
7. If more than one person signs this Agreement, each person shall be an accountholder and their obligations under this Agreement shall be joint and several. The legal ownership of the account shall be in such form as the accountholders shall designate in the Application and Agreement form and as reflected in the account title. In the event no designation is made, MLPF&S is authorized to deal with the accountholders as tenants in common (without rights of survivorship).

Notwithstanding the choice of law provisions of Paragraph 11, which shall govern the contractual obligations of the parties under this Agreement, the legal ownership of the account shall be governed by and interpreted under the internal laws of the state of permanent residence of accountholders who are U.S. citizens. Non-resident aliens agree that the form of joint ownership designated for the account shall be governed (notwithstanding the laws of any other jurisdiction to the contrary) by the internal laws of the State of New York and, for purposes of determining all matters with regard to the account, agree to submit to the jurisdiction of the courts of New York and the Federal Courts in the Southern District of New York and consent to service of process by certified mail to the account's address of record.

All accountholders agree that each accountholder has authority to transact any business on behalf of the account as fully and completely as if each accountholder were the sole owner of the account. Subject to MLPF&S policies, MLPF&S may accept orders and instructions, written or oral, with respect to the account from each accountholder, without notice to any other accountholder, for the receipt, transfer and withdrawal of funds by check, wire transfer or otherwise and for the purchase, sale, exchange, transfer or other disposition of securities and other property (including margin transactions and short sales if the accountholders have selected the Investor CreditLine service). All accountholders further agree that all securities and other property that MLPF&S may be holding for any of them, either in this account or otherwise, shall be subject to a lien for the discharge of the obligations of this account to MLPF&S, such lien to be in addition to any rights and remedies MLPF&S may otherwise have.

In the event of the death of an accountholder, divorce of married accountholders, assignment of an accountholder's interest or other event that causes a change in ownership of the account, all accountholders or the surviving accountholder(s) as the case may be shall immediately give MLPF&S written notice thereof, and MLPF&S may, in such event, take such action, including requiring such documents or imposing such restrictions on the account, as MLPF&S may deem necessary in the circumstances. The estate of a deceased accountholder and a departing accountholder by assignment or divorce shall remain liable, jointly and severally, with the remaining or surviving accountholder(s), for any obligations of the account arising before MLPF&S receives such notice, or incurred in liquidation of the account or the adjustment of the interests of the accountholders.

In the event of any such change in ownership of the account, MLPF&S is authorized to divide or retitle the account in accordance with the form of legal ownership of the account as reflected on the records of MLPF&S, or by written instructions of the remaining or surviving accountholder(s), or by obtaining a court order, as MLPF&S may reasonably determine is appropriate in the circumstances. Unless agreed otherwise among the account holders in a writing provided to MLPF&S, joint accounts designed "with right of survivorship" (e.g., JTWROS) shall vest the interest of a deceased accountholder in the surviving accountholder(s) and accounts designated "without right of survivorship" (e.g., TIC) shall entitle the estate of a deceased accountholder and the surviving accountholder(s) to equal shares of the account. All accountholders agree to indemnify MLPF&S against any liability, loss or expense incurred from acting in accordance with this Agreement in the event of a change in ownership of the account.

All statements, notices or other communications sent or given to one accountholder by MLPF&S shall be considered notice to all accountholders. In the event MLPF&S receives inconsistent instructions from two or more accountholders, reasonably believes instructions received from one accountholder are not mutually agreeable to all accountholders, or receives a court order with respect to the account, MLPF&S may, but is not obligated to, restrict activities in the account, require that all instructions be in writing signed by all accountholders, suspend or terminate the CMA Service and/or file an interpleader action in an appropriate court at the expense of the accountholders.

TERMINATION OF THE CMA SERVICE
8. The Banks, you or I may terminate my subscription to the CMA Service, including the use of my Checks or Cards, if applicable, at any time. I shall remain responsible for authorized charges which arise before or after termination.

If my subscription is terminated, you may redeem all my Money Fund shares and, unless I advise you otherwise, withdraw all my Money Account deposit balances. Also, I shall promptly return all unused Checks and any Cards to you or the Banks. My failure to do so may result in a delay in your complying with my instructions regarding the disposition of my assets with you.

CREDIT INFORMATION
9. I authorize you, each of your affiliates, and the Banks, to request a consumer report about me from one or more consumer reporting agencies for the purposes of considering my subscription to the CMA Service, reviewing or collecting any account opened for me, or for any other legitimate business purpose. Upon my request, you will inform me of the name and address of each consumer reporting agency from which you obtained a consumer report, if any, in connection with my subscription or accounts. I also authorize you, each of your affiliates, and the Banks to share any information you may have or obtain about me for any legitimate business purpose.

AGREEMENT TO ARBITRATE CONTROVERSIES WITH MLPF&S
10.       o    Arbitration is final and binding on the parties.

          o The parties are waiving their right to seek remedies in court, including the right to jury trial.

          o Pre-arbitration discovery is generally more limited than and different from court proceedings.

          o The arbitrators' award is not required to include factual findings or legal reasoning and any party's right to appeal or to seek modification of rulings by the arbitrators is strictly limited.

          o The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry.

I agree that all controversies which may arise between us, including but not limited to those involving any transaction or the construction, performance, or breach of this or any other agreement between us, whether entered into prior, on or subsequent to the date hereof, shall be determined by arbitration. Any arbitration under this Agreement shall be conducted only before the New York Stock Exchange, Inc., the American Stock Exchange, Inc., or an arbitration facility provided by any other exchange, the National Association of Securities Dealers, Inc., or the Municipal Securities Rulemaking Board, and in accordance with its arbitration rules then in force. I may elect in the first instance whether arbitration shall be conducted before the New York Stock Exchange, Inc., the American Stock Exchange, Inc., other exchanges, the National Association of Securities Dealers, Inc., or the Municipal Securities Rulemaking Board, but if I fail to make such election, by registered letter or telegram addressed to you at the office where I maintain my account, before the expiration of five days after receipt of a written request from you to make such election, then you may make such election. Judgment upon the award of the arbitrators may be entered in any court, state or federal, having jurisdiction. No person shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action; or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until: (i) The class certification is denied; (ii) The class is decertified; or
(iii) The customer is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this Agreement to the extent stated herein.

APPLICABLE LAWS
11. This Agreement, with respect to all portions of the CMA Service, including interest charges on loans you may make to me, will be governed by and interpreted under the laws of the State of New York. The terms of my agreement with MLB&T are governed by the federal and New Jersey law. The terms of my agreement with MLNF are governed by federal and Utah law. The terms of my agreement with CHASE, including those relating to finance charges on overdrafts, are governed by federal and New York law. The terms of my agreement with BANKONE are governed by Ohio law.

PRESUMPTION OF RECEIPT OF COMMUNICATIONS
12. Communications may be sent to me at my address or at such other address as I give you in writing. All communications so sent, whether by mail, telegraph, messenger or otherwise, will be considered to have been given to me personally upon such sending, whether or not I actually receive them.

EXTRAORDINARY EVENTS
13. I agree that you and the Banks shall not be liable for loss caused directly or indirectly by government restrictions, exchange or market rulings, suspension of trading, war, strikes or other conditions beyond your and the Banks control.

SEPARABILITY
14. If any provision of this Agreement is held to be invalid, illegal, void or unenforceable , by reason of any law, rule, administrative order or judicial decision, such determination will not affect the validity of the remaining provisions of this Agreement.

LIABILITY FOR COSTS OF COLLECTION
15. To the extent permitted by the laws of the State of New York, I agree to pay you the reasonable costs and expenses of collection including attorney's fees, for any debit balance and any unpaid deficiency, that I owe.

APPLICABLE RULES AND REGULATIONS
16. All transactions in my Securities Account shall be subject to the constitution, rules, regulations, customs and usages of the exchange or market and its clearing house, if any, on which such transactions are executed by you or your agents, including your subsidiaries and affiliates.

Paragraphs 17 though 25 below apply only if I request that my Securities Account be established with the Investor Credit line Service.

COLLATERAL REQUIREMENTS AND CREDIT CHARGES
17. I will maintain such securities and other property in my accounts as you shall require from time to time. In accordance with your usual custom, the monthly debit balance of such accounts shall be charged interest at a rate permitted by the laws of the State of New York. Unless I pay the interest charged to my Securities Account at the close of a charge period, it will be added to the opening balance for the next charge period. Interest will the be charged upon the entire opening balance of that next charge period which will, therefore include any such unpaid interest from the previous charge period.

CALLS FOR ADDITIONAL COLLATERAL-LIQUIDATION RIGHTS
18.  a. You should have the right require additional Collateral:

     (1) in accordance with your general policies regarding your maintenance requirements for the Investor CreditLine service, as such may be modified amended or supplemented from time to time; or

     (2) if in your discretion you consider it necessary for your protection at an earlier or later point in time than called for by said general policies; or

     (3) in the event that a petition in bankruptcy or for appointment of a receiver is filed by or against me; or

     (4) if an attachment is levied against my accounts; or (5) in the event of my death.

     b. If I do not provide you with additional collateral as you may require in accordance with (a)(1) or (2), or should an event described in (a) (3), (4) or (5) occur ( whether or not you elect to require additional collateral), you shall have the right:

     (1) to sell any or all securities and other property in my accounts with you or with any of your affiliates, whether carried individually or jointly with others;

     (2) to buy any or all securities and other property which may be short in such accounts; and

     (3) to cancel any open orders and to close any or all outstanding contracts.

You may exercise any or all of your rights under (b)(1), (2) and (3) without further demand for additional collateral, or notice of sale or purchase, or other notice or advertisement. Any such sales or purchases may be made at your discretion on any exchange or other market where such business is usually transacted, or at public auction or private sale, and you may be the purchaser of your own account. I understand that your giving of any prior demand or call or prior notice of the time and place of such sale or purchase shall not be considered a waiver of your right to sell or buy without any such demand, call or notice as provided in this Agreement.

PURPOSE OF CREDIT
19. I understand and agree that any credit extended by you to me in connection with my Securities Account is primarily for investment or business purposes

REPRESENTATIONS AS TO BENEFICIAL OWNERSHIP AND CONTROL
20. I represent that, with respect to securities against which credit is or may be extended by you: (a) I am not the beneficial owner of more than three percent (3%) of the number of outstanding shares of any class equity securities, and (b) I do not control, am not controlled by and am not under common control with the issuer of any such securities. In the event that any of the foregoing representatives is inaccurate or becomes inaccurate I will promptly so advise you in writing.

SECURITY INTEREST IN FAVOR OF MLPF&S
21. All securities and other property shall be subject to a lien for the discharge of all my indebtedness and any other obligations that I may owe to you, and are to be held by you as security for the payment of any such obligations or indebtedness to you in any account you maintain for me, including any accounts in which I may have an interest. You shall have the right to transfer securities and other property so held by you from or to any other of such accounts whenever in your judgment you consider such a transfer necessary for your protection. In enforcing your lien, you shall have the discretion to determine which securities and property are to be sold and which contracts are to be closed.

PAYMENT OF INDEBTEDNESS UPON DEMAND
22. I shall at all times be liable for the payment upon demand of any debit balance or other obligations owing in any of my accounts with you. I shall be liable to you for any deficiency remaining in any such accounts in the event of the liquidation thereof, in whole or in part, by you or by me. I will pay such obligations and indebtedness upon demand.

PLEDGE OF SECURITIES AND OTHER PROPERTY
23. Within the limitations imposed by applicable laws, rules and regulations, all securities and other property may be pledged and repledged by you from time to time, without notice to me, either separately or in common with other such securities and other property, for any amount due in my accounts, of for any greater amount. You may do so without retaining in your possession or under your control for delivery a like amount of similar securities or other property.

LENDING AGREEMENT
24. In return for your extension or maintenance of any credit in my account, I acknowledge and agree that the securities in my account together with all attended rights of ownership, may be lent to you or lent out to others to the extent not prohibited by applicable laws, rules and regulations. In connection with such securities loans, you may receive and retain certain benefits to which I will not be entitled. I understand that, in certain circumstances such loans could limit my ability to exercise voting rights, in whole or part, with respect to the securities lent.

REPRESENTATION AS TO CAPACITY TO ENTER INTO AGREEMENT
25. I represent that no one except the person(s) signing this Agreement has an interest in my account or accounts with you. If a natural person, I represent that I am of full age, am not an employee of any exchange, nor of any corporation of which any exchange owns a majority of the capital stock, nor of a member of any exchange, nor of a member firm or member corporation registered on any exchange nor of a bank, trust company, insurance company or any corporation, firm or individual engaged in the business of dealing either as broker or as principal in securities, bills of exchange, acceptances or other forms of commercial paper. If any of the foregoing representations is inaccurate or becomes inaccurate, I will promptly so advise you in writing.

Paragraphs 26 through 34 below do not apply to CMA SubAccounts.

Paragraphs 26 through 31 below apply only when the Card/Check Account is used, including when Checks and/or Cards are obtained.

CARD OWNERSHIP
26. I certify that all information I have provided in the CMA Application and Agreement, including in the CMA Check and Visa information form, is true and correct and that you and the Banks may rely on and verify such information.

The card remains the property of the issuer and may be canceled by the issuer at any time without prior notice.

LIABILITY
27. I will be liable for all authorized transactions arising through the use of the Card(s) and checks in connection with my Card/Check Account. I will be responsible, on a continuing basis, for the safekeeping of my Card(s) and Checks and shall not permit unauthorized persons to have access to my Card(s) or Checks. I will also be responsible for reviewing my CMA Monthly Statement in order to discover and report to MLPF&S the possible unauthorized use of my Card(s) or Checks. I agree to notify MLPF&S immediately if I believe or have reason to believe that my Card(s) or Checks have been or may be used by an unauthorized person. Unless limited by law, I will be responsible for any and all losses and damages that arise from any breach of my undertakings to safeguard my Card(s) and Checks, to review my CMA Monthly statement for possible unauthorized activity and to promptly report such to MLPF&S.

I also agree to pay the reasonable costs and expenses of collection of any unpaid balance due, including any accrued finance charges, as a result of any overdraft(s), including but not limited to attorneys fees, to the extent allowed by law, involved in such collection. I understand that the banks have not taken a security interest in any of the assets in my Securities Account or Money Accounts pursuant to this Agreement.

PURCHASING POWER
28. I agree that I will not incur charges to my Card/Check account in excess of my Purchasing Power. The Purchasing Power for my Card/Check Account will be the total of any available free credit balance in my Securities Account, the available balances in my Money Accounts, and, if applicable, the available loan value of my securities in my Securities Account. I understand that my Purchasing Power my fluctuate from day to day.

TRANSACTIONS EXCEEDING PURCHASING POWER
29. I understand that I will be in default if I incur charges in my Card/Check Account that exceed my Purchasing Power. If I am in default, you may, among other things terminate my subscription to the CMA Service. If I exceed my Purchasing Power, Chase may accept the transaction amount exceeding my Purchasing Power and an overdraft, and advance funds to you or the Banks in the amount exceeding my Purchasing Power. If CHASE does so, I will be notified and agree that I will immediately pay CHASE the amount of the overdraft and any applicable finance charge which is computed as described in this section.

In each overdraft statement cycle, finance charges are figured by applying a Daily Periodic Rate to the Average Daily Balance of overdrafts and multiplying the resulting figure by the number of days in that statement cycle. The Average Daily Balance of overdrafts is calculated each day by starting with the beginning balance of amounts I owe, adding any new overdrafts and subtracting any payments or credits received that day and unpaid finance charges. This gives CHASE the daily balance of overdrafts. The Average Daily Balance is calculated by adding all of the daily balances of overdrafts in that statement cycle and dividing the total by the number of days in the overdraft statement cycle. The Daily Periodic Rate that is applied is disclosed in the Cash Management Account Program Description and is Subject to change upon notice. Finance charges accrue from the date CHASE accepts an overdraft until the day payment is made.

Any payments that I make will be applied, as of the day of receipt by CHASE, first to any accrued and unpaid finance charges and then to the balance of overdrafts in the order in which the were incurred.

OVERDRAFT NOTICES
30. If CHASE extends an overdraft to me, I will be notified in writing. The initial overdraft notice will inform me of the overdraft(s), which is due and payable by me immediately, together with any accrued finance charges Subsequent overdraft notices from CHASE will detail, among other disclosures, any overdraft(s) plus finance charges imposed on such overdraft(s), payments and credits and the balance due.

ACCOUNT INJURIES
31. I understand that inquires and error allegations concerning my Card/Check Account, any overdraft notices and my monthly statement should be directed through MLPF&S.

Paragraphs 32 through 34 below apply only if I subscribe to the CMA Visa Gold Program

AGREEMENT TO THE CMA VISA GOLD PROGRAM
32. In addition to the following paragraphs, I understand that paragraphs 1 through 16, 26 through 31 and, if my account is established with the investor CreditLine service, 17 through 25 also apply to the CMA Visa Gold Program.

In the event I am applying for the CMA Visa Gold Program but I am not approved for the participation in that program, I apply for and authorize the issuance of one more Classic Visa cards and checks for use with my CMA account. In addition, if upon expiration of the Visa Gold Program Card(s) issued to me, I do not qualify for reissue of such Card(s), I apply for and authorize the issuance of Classic Visa Card(s) and checks. If a Classic Visa Card(s) and Checks are issued to me, I understand that this Agreement, with the exception of paragraphs 32 through 34 remain in full force and effect.

LIMITATIONS AND DIRECT DEBITING OF MY ACCOUNT
33. I agree to pay MLNF for the Card purchases posted to my Card/Check Account. I authorize MLPF&S to pay MLNF from the assets in my Money Accounts ( including by redeeming Money Fraud shares or withdrawing ISA account balances, if any), and/or from my Securities Account (including, if applicable, by making loans to me). On my behalf, MLPF&S will pay MLNF, pursuant to the terms of this Agreement and the Documents, on the fourth Wednesday of each month for all Card purchases posted to my Card/Check Account for that monthly period. However, if MLNF has not received and accepted my signed Statement of Purpose form (Federal Reserved Form FR U-1), I understand that the entire amount of the charges posted to my Card/Check account will be debited from my account once the sum of my Visa card purchases exceeds $100,000 in any monthly cycle. In addition, any subsequent charges not exceeding $100,000 posted to my Card/Check account during the same monthly cycle will be paid by direct debit to my account on the fourth Wednesday of the month. I acknowledge that I have the right under applicable federal law to receive advance notice to the varying amounts of the debit described above but waive my right to do so, as long as the amount does not exceed five hundred thousand dollars. If I choose, I may elect to have this payment made by another means which is not otherwise incompatible with MLPF&S' operations. If I choose to have this payment made by such other means I will notify MLPF&S in writing of my desire to do so.

AGREEMENT NOT TO DISPOSE OF ASSETS
34. By subscribing to the CMA Visa Gold Program I agree that I will not dispose of my assets in my CMA Service account or any other account I may have with wither MLPF&S or MLNF, if such disposal will negatively affect my ability to pay MLNF for Card transactions. However, I may continue to trade securities in my Securities Account.

                                   EXHIBIT 2

                           CASH MANAGEMENT AGREEMENT

     THIS CASH MANAGEMENT AGREEMENT (this "Agreement") is made as of this 15th day of December, 1997, by and among:

     THE BADLANDS TRUST COMPANY, a South Dakota trust company (the "Manager");

     and

     LOLA BROWN TRUST NO. 1B; ERNEST HOREJSI TRUST NO. 1B; MILDRED HOREJSI TRUST; STEWART R. HOREJSI TRUST NO. 2; SUSAN L. HOREJSI TRUST NO.3; JOHN S. HOREJSI TRUST NO.3; STEWART WEST INDIES TRUST; and THE EVERGREEN TRUST (collectively and individually referred to herein as the "Participants").



                                    RECITALS

     A.  The  Manager  is  the   "administrative   trustee"   for  each  of  the
Participants.

     B. The Manager has established and holds various trust accounts at Norwest Bank located in Sioux Falls, South Dakota which accounts are intended to fund the day-to-day activities of trustee on behalf of the Participants. Norwest Bank or such other bank with whom the Participants may chose to place their funds is referred to herein as the "Bank".

     C. Each of the Participants holds an operating account ("Operating Account") at the Bank.

     D. The Participants have determined that it is in their best administrative and economic interests to jointly administer their aggregate cash resources and cash needs by treating the aggregate of their Operating Accounts as a single cash management fund. Because this is a typical business request of the Bank's customers who have affiliated entities, the Bank has established an internal accounting system to administer such treatment (i.e., zero balance accounts). The Bank has agreed to treat the aggregate of the Operating Accounts as a single account having the Account Number 0835015877 (the "Cash Management Account" or the "CMA").

     E. Notwithstanding the foregoing recital, Participants do not intend to use, and will not use, the Cash Management Account as a common or jointly held checking account from which they will conduct individual day-to-day business affairs (i.e., drawing checks on the CMA to pay for services, materials or invoices attributable to such Participant). Instead, the Participants will conduct their business out of their respective Operating Accounts, and the Cash Management Account will be a jointly funded pool of cash reserves from which any Participant may draw in order to fund cash deficits in their respective Operating Accounts (i.e., similar to an overdraft-protection line-of-credit).

     F. It is anticipated that, at any given time, because of day-to-day varying cash needs or resources, any Participant may have a positive, negative or zero cash balance with respect to the Cash Management Account. In this regard, the Participants intend that negative balance Operating Accounts will constitute debts owed by the respective Participants to the Cash Management Account on which interest will be due and payable. Similarly, positive balance Operating Accounts will be treated as a receivable to the respective Participant from the Cash Management Account, on which interest will be due and payable.

     G. It is anticipated that some Participants will primarily act as Lenders (as defined below), expecting compensation in the form of the Prorata Interest Payments (as defined below) for their cash surpluses within the Cash Management Account, and others will primarily act as Borrowers (as defined below), expecting to pay the Prorata Interest Charge in exchange for the use of the cash surpluses within the Cash Management Account. Notwithstanding the foregoing, expectations (i.e., a Participant acting primarily as a Lender or Borrower) may change from time to time depending on the respective business goals of the Participants.

     H. The Participants wish to memorialize their agreement with respect to their rights and obligations in participating in the Cash Management Account.

                                    COVENANTS

     NOW, THEREFORE, in consideration of the mutual promises contained herein, to induce the Participants to fund and participate in the Cash Management Account, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Participants hereto agree as follows:

     1 Definitions.

          (a) "Manager" shall mean that person who keeps the books and records and does the end of month reporting to the Bank. Initially, the Manager shall be The Badlands Trust Company.

          (b) "Accounting Period" shall mean any calendar month during which the Interest Rate is assessed against deficits within the Cash Management Account and, for the purpose of calculating the Total Interest Charge, shall include the actual number of days within such calendar month.

          (c) "Daily Report" shall mean the report generated by the Bank on the last day of any Accounting Period an example of which is attached hereto as Exhibit A.

          (d) "Daily Average" is the daily average account balance for any Participant for the applicable Accounting Period as set forth on the Daily Report.

          (e) "Borrower" shall mean any Participant whose Operating Account has a negative Daily Average.

          (f) "Lender" shall mean any Participant whose Operating Account has a positive Daily Average.

          (g) "Interest Rate" shall mean the daily interest rate charged to Borrowers under the terms of this Agreement, which interest rate shall be: the Short-Term, Annual Applicable Federal Rate as advertised by the Internal Revenue Service from time to time for the particular Accounting Period to which the rate is to be applied divided by 365.

          (h) "Daily Surplus" shall mean a positive Daily Average.

          (i) "Daily Deficit" shall mean a negative Daily Average.

          (j) "Total Daily Surplus" means the total of all Daily Surpluses.

          (k) "Total Daily Deficit" means the total of all Daily Deficits.

          (l) "Percent of Surplus"  means the  percentage of Total Daily Surplus
     attributable   to  a   particular   Participant   calculated   as  follows:
     Participant's Daily Surplus divided by Total Daily Surplus.

          (m) "Prorata Interest Payment" is that amount of interest payable to a particular Lender under Section 3(b).

          (n) "Prorata Interest Charge" is that amount of interest charged to a particular Borrower under Section 3(a).

          (o) "Total Interest Charge" is the total of all interest charged to all Borrowers during an Accounting Period and is calculated as follows:
     Total Daily Deficit times the Interest Rate times the actual number of days in the applicable Accounting Period.

     2 Mutual Agreement to Fund Cash Management Account. Subject to the terms and conditions of this Agreement, each Participant agrees to fund their respective Operating Accounts as necessary to maintain a net surplus balance within the Cash Management Account. Notwithstanding the foregoing, it is understood that initially, and from time to time, several of the Participants will act primarily as Lenders (e.g., initially, Lola Brown Trust No. 1B, Ernest Horejsi Trust No. 1B, and Stewart R. Horejsi Trust No.2) in exchange for which they will receive a Prorata Interest Payment. Similarly, initially and from time to time, several of the Participants will act primarily as Borrowers (e.g., initially, Mildred Horejsi Trust) in consideration for which they will pay a Prorata Interest Charge.

     3 Calculation of Prorata Interest. Prorata Interest Payments and Prorata Interest Charges shall be calculated as follows:

          (a) PRORATA INTEREST CHARGES. Borrowers shall be charged interest monthly in an amount equal to: the Interest Rate times their respective Daily Deficit times the number of days in the Accounting Period.

          (b) PRORATA INTEREST PAYMENTS. Lenders shall be credited interest payments monthly in an amount equal to the Percent of Surplus attributable to such Lender times the Total Interest Charge.

Promptly after the end of each Accounting Period, the Manager shall calculate all Prorata Interest Charges and Prorata Interest Payments and report the same to the Bank who will make corresponding credits and debits to the respective Operating Accounts. Upon request from any Participant, the Manager shall provide a copy of any memoranda of such credits and debits.

     4 Term. The term of this Agreement shall begin on the date hereof and shall end, unless otherwise extended or terminated as provided herein, on that date which is five (5) years following the date of this Agreement set forth in the Introductory Paragraph (the "Initial Term"). However, this Agreement shall automatically renew and shall remain in force for additional twelve-month periods (each an "Extended Term") unless written notice of termination is given by the terminating party to the others, not less than one-hundred twenty (120) days before the expiration of the Initial Term or the respective Extended Term.

     5 This Agreement Constitutes Commercial Paper. Each Participant's execution of this Agreement constitutes a promise to pay all amounts advanced on behalf of such Participant hereunder, shall be deemed "commercial paper" under Article 3 of the Uniform Commercial Code (the "UCC"), and shall be enforceable under the terms and conditions set forth herein and under the provisions of the UCC. This Agreement shall constitute a "note" as such term is defined in Section 3-104 of the UCC as adopted in the State of South Dakota and shall be enforceable as a "promissory note" under the civil and common laws of the State of South Dakota.

     6 Termination. Any Participant may terminate its participation in the Cash Management Account and its obligations under this Agreement (a "Terminating Participant") by giving thirty (30) days prior written notice to the other Participants of its intent to terminate its participation hereunder. Such termination shall not affect the non-terminating Participants' rights and obligations hereunder and this Agreement shall continue in full force and effect with respect to such non-terminating Participants. Immediately upon the effective date of a termination under this Section, the following provisions shall apply depending on whether the Terminating Participant has a positive or negative balance in the Cash Management Account:

          (a) Positive Balance. If, upon such termination, the Terminating Participant has a positive balance in the Cash Management Account (i.e., a "Lender"), the Terminating Participant shall be entitled to withdraw the entire amount of such positive balance, plus interest thereon as provided herein, such that its respective Operating Account has a zero dollar ($0.00) balance immediately after such withdrawal. In such event, the remaining Participants shall immediately replenish the Cash Management Account as necessary to avoid a net deficit balance therein. Thereafter, the Manager shall arrange with the Bank for removal of the Terminating Participant from its participation in the Cash Management Account.

          (b) Deficit Balance. If, upon such termination, the Terminating Participant has a negative balance in the Cash Management Account (i.e., a "Borrower"), the Terminating Participant shall immediately fund the entire amount of such negative balance, including any prorata interest due thereon, such that its respective Operating Account has a zero dollar ($0.00) balance. Thereafter, the Manager shall arrange with the Bank for removal of the Terminating Participant from its participation in the Cash Management Account.

     7 Demand Obligation. This Agreement shall constitute a demand obligation pursuant to which any Borrower shall be obligated, upon receipt of ten (10) days prior written notice from any Lender, to replenish all or any portion of its Operating Account so as to achieve a zero dollar ($0.00) balance or such lesser amount so demanded by such Lender.

     8 Default. Upon a Participant's default in payment of any amounts due hereunder (i.e., upon a demand under Sections 6(b) or 7, the defaulting Participant shall be deemed in default hereunder and, in addition to the other remedies provided herein or at law, a default rate of interest equal to the Interest Rate plus ten (10) percentage points shall be assessed against the entire amount of any negative balance respecting such defaulting Participant from the date of default until the default is cured.

     9 Enforcement. Any Lender hereunder shall have standing and the right to bring an action against a Borrower who is in default hereunder. If any legal action is necessitated by a default or violation of other terms and conditions hereunder, the prevailing party shall be entitled to recover all reasonable costs in enforcing its legal rights, including attorneys' fees and court costs, from the defaulting party or parties. Upon enforcement of the obligations hereunder (i.e., upon collection from a defaulting Participant), the Lenders agree that any amounts collected, whether through settlement or judgment, or whether such amounts constitute the entire amount owed or any portion thereof, shall be allocated among the Lenders on a pari passu basis in relation to the Lenders' respective Percent of Surplus on the date the default occurs. If any Participant comes into possession of any assets of a Borrower who is in default hereunder, such party shall immediately and without demand deliver and distribute such assets to the other Lenders in accordance with this Section (i.e., on a pari passu basis).

     10 Prepayment. Any Borrower may, at any time, and without any penalties or other assessments, replenish all or any portion of its Operating Account so as to essentially prepay its borrowings hereunder.

     11 Notice under the UCC. If a Lender is required by the UCC or any other applicable law to give notice to other Lenders or Participants of intended disposition of any assets of Borrower, such notice shall be given as provided in the Notices Section and five (5) days' notice shall be deemed to be commercially reasonable.

     12 No Partnership. Nothing contained in this Agreement or otherwise inferred in the structure and operation of the Cash Management Account is intended to create a partnership, joint venture, common enterprise or other association among the Participants, or in any way make any Participant a co-principal or co-venturer with any other Participant with respect to other endeavors in which such other Participant may be involved. Furthermore, except as specifically provided herein, no Participant shall have any rights to any funds deposited by any other Participant and, under no circumstances shall any such funds be considered to be "partnership property" as such term is defined in Uniform Partnership Act or other similar statute in the State of South Dakota. Any inferences to the contrary of the foregoing statements are expressly negated.

     13 Security Agreement and Financing Statement.

          (a) Security Agreement. This Agreement shall constitute a security agreement as contemplated under the Uniform Commercial Code as adopted by the State of South Dakota ("UCC"). To secure the payment and performance of the obligations hereunder (i.e., repaying the respective deficit obligations as they occur from time to time), each party hereunder grants, sells, conveys, assigns, transfers and pledges unto the Agent (as defined below) a first and prior security interest under the UCC in and to, and a general first lien upon and right of set-off against, all of each Participant's right, title and interest in and to the Cash Management Account and their respective Operating Accounts. The parties contemplate and agree that the security interest granted hereunder shall cover all increases in the deficits contemplated hereunder (i.e., future advances), notwithstanding a Participant's paying down its respective deficit or becoming a Lender hereunder (i.e., having a surplus).

          (b) Appointment of Agent. For the purpose of this Section, the Manager and Participants irrevocably appoint Horejsi Inc., a South Dakota corporation and an affiliate of the Participants ("the "Agent"), to be their agent for the purpose of enforcing their respective rights under
     Article 9 of the UCC. Agent shall be deemed as acting on behalf of, and shall be an agent for, each Participant who, from time to time, acts as a Lender hereunder; each such Lender shall be deemed a "secured party" under
     Article 9 of the UCC; and each Participant who, from time to time acts as a Borrower hereunder, shall be deemed a "debor" under Article 9 of the UCC.

          (c) Financing Statement. Contemporaneously with the execution and delivery of this Agreement, each Participant shall deliver to the Agent a fully executed UCC-1 financing statement pursuant to which each Participant acknowledges its grant of a security interest. Upon such execution, such UCC-1 shall be filed in the records of the Secretary of State of South Dakota.

          (d) Remedies. Agent shall have all of the rights, remedies and recourses with respect to the Cash Management Account and the respective Operating Accounts as are afforded a secured party by the UCC, which rights, remedies and recourses shall be in addition to, and not in limitation of, the other rights, remedies and recourses afforded to the Agent by the terms of this Agreement and applicable law. Agent shall continuously hold the security interest granted hereunder, pending full performance by each Participant of their obligations hereunder.

     14 Miscellaneous Provisions.

          (a) Binding Agreement. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

          (b) Survival. This Agreement shall continue in force until all obligations and indebtedness of the Borrowers are indefeasibly paid in full and satisfied.

          (c) Governing Law. This Agreement is made in, and shall be governed by, construed, and enforced in accordance with, the laws of the State of South Dakota.

          (d) Notices. All notices hereunder shall be deemed given (i) when hand delivered against signed receipt, (ii) when actually delivered by an overnight delivery service that provides confirmation of delivery, or (iii) two business days after the date mailed by U.S. first class certified mail, return receipt requested, postage prepaid, addressed to the parties at the addresses as the parties hereto may give notice to the others in accordance with this Section.

          (e) Recitals. The Recitals are a substantive part of this Agreement.

          (f) Counterparts. This Agreement may be executed in any number of counterparts.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

THE MANAGER:

BADLANDS TRUST COMPANY, a South Dakota trust company



By: /s/ Stephen C. Miller
 Stephen C. Miller
 Its: Vice President

THE AGENT:

HOREJSI INC., a South Dakota corporation


By: /s/ Ann M. Hartmann
 Ann M. Hartmann
 Its: President

PARTICIPANTS:

LOLA BROWN TRUST NO. 1B, a South Dakota trust

By: THE BADLANDS TRUST COMPANY, a South Dakota trust company, Trustee


By: /s/ Stephen C. Miller
 Stephen C. Miller
 Its: Vice President


By: /s/ Larry L. Dunlap
 Larry L. Dunlap, Trustee


By: /s/ Susan L. Ciciora
 Susan L. Ciciora, Trustee


ERNEST HOREJSI TRUST NO. 1B, a South Dakota trust

By: THE BADLANDS TRUST COMPANY, a South Dakota trust company, Trustee


By: /s/ Stephen C. Miller
  Stephen C. Miller
  Its: Vice President


By: /s/ Larry L. Dunlap
 Larry L. Dunlap, Trustee


By: /s/ Susan L. Ciciora
 Susan L. Ciciora, Trustee


MILDRED HOREJSI TRUST, a South Dakota Trust

By: THE BADLANDS TRUST COMPANY, a South Dakota trust company, Trustee


By: /s/ Stephen C. Miller
 Stephen C. Miller
 Its: Vice President


By: /s/ Joel Looney
 Joel Looney, Trustee


By: /s/ Susan L. Ciciora
 Susan L. Ciciora, Trustee

STEWART R. HOREJSI TRUST NO. 2, a South Dakota Trust

By: THE BADLANDS TRUST COMPANY, a South Dakota trust company, Trustee


By: /s/ Stephen C. Miller
 Stephen C. Miller
 Its: Vice President


By: /s/ Robert Ciciora
 Robert Ciciora, Trustee


By: /s/ Robert H. Kastner
 Robert H. Kastner, Trustee


SUSAN L. HOREJSI TRUST NO. 3, a South Dakota Trust

By: THE BADLANDS TRUST COMPANY, a South Dakota trust company, Trustee


By: /s/ Stephen C. Miller
 Stephen C. Miller
 Its: Vice President


By: /s/ Susan L. Ciciora
 Susan L. Ciciora, Trustee


By: /s/ M. Frances Horejsi
 M. Frances Horejsi, Trustee

JOHN S. HOREJSI TRUST NO. 3, a South Dakota Trust

By: THE BADLANDS TRUST COMPANY, a South Dakota trust company, Trustee



By: /s/ Stephen C. Miller
 Stephen C. Miller
 Its: Vice President


By: /s/ John S. Horejsi_
 John S. Horejsi, Trustee


By: /s/ M. Frances Horejsi
 M. Frances Horejsi, Trustee


THE EVERGREEN TRUST, a South Dakota trust

By: THE BADLANDS TRUST COMPANY, a South Dakota trust company, Trustee


By: /s/ Stephen C. Miller
 Stephen C. Miller
 Its: Vice President


By: /s/ Stephen C. Miller
 Stephen C. Miller, Trustee


By: /s/ Larry L. Dunlap
 Larry L. Dunlap, Trustee


STEWART WEST INDIES TRUST, a South Dakota Trust

BY: THE BADLANDS TRUST COMPANY, a South Dakota trust company


By:/s/ Stephen C. Miller
 Stephen C. Miller
 Its:  Vice President

                               FIRST AMENDMENT TO

                            CASH MANAGEMENT AGREEMENT

     THIS FIRST AMENDMENT TO CASH MANAGEMENT AGREEMENT (this "Amendment") is made as of this 166h day of December, 1997, by and among:

     THE BADLANDS TRUST COMPANY, a South Dakota trust company (the "Manager");

     and

     LOLA BROWN TRUST NO. 1B; ERNEST HOREJSI TRUST NO. 1B; MILDRED HOREJSI TRUST; STEWART R. HOREJSI TRUST NO. 2; SUSAN L. HOREJSI TRUST NO.3; JOHN S. HOREJSI TRUST NO.3; STEWART WEST INDIES TRUST; and THE EVERGREEN TRUST (collectively and individually referred to herein as the "Participants"),

     and

     HOREJSI, INC., a South Dakota corporation (the "New Participant").

                                    RECITALS

     A. The Manager and the Participants entered into a Cash Management Agreement dated as of December 15, 1997 (the "CMA") for the purpose of efficiently managing their joint cash resources.

     B. The New Participant is an affiliate of the Participants, and presently acts as Agent for the Participants under the terms of the CMA. Additionally, the Manager provides certain management services to the New Participant.

     C. The New Participant holds an operating account ("Operating Account") at the Bank, as defined in the CMA.

     D. The Participants and the New Participant have determined that it is in their best administrative and economic interests to amend the CMA to include the New Participant as a Participant.

     E. Notwithstanding the foregoing recital, Participants (including the New Participant) do not intend to use, and will not use, the Cash Management Account as a common or jointly held checking account from which they will conduct individual day-to-day business affairs (i.e., drawing checks on the CMA to pay for services, materials or invoices attributable to such Participant). Instead, the Participants will conduct their business out of their respective Operating Accounts, and the Cash Management Account will be a jointly funded pool of cash reserves from which any Participant may draw in order to fund cash deficits in their respective Operating Accounts (i.e., similar to an overdraft-protection line-of-credit).

                                    COVENANTS

     NOW, THEREFORE, in consideration of the mutual promises contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Manager, Participants and New Participant hereto agree as follows:

     1 The CMA shall be, and is hereby, amended to include the New Participant as a Participant.

     2 The New Participant hereby accepts the terms and conditions of the CMA.

     3 The terms and conditions of the CMA, as amended by this Amendment, shall remain in full force and effect.

     4 This Agreement may be executed in any number of counterparts.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.


THE MANAGER:

BADLANDS TRUST COMPANY, a South Dakota trust company



By: /s/ Stephen C. Miller
 Stephen C. Miller
 Its: Vice President

THE NEW PARTICIPANT:

HOREJSI INC., a South Dakota corporation


By: /s/ Ann M. Hartmann
 Ann M. Hartmann
 Its: President


PARTICIPANTS:

LOLA BROWN TRUST NO. 1B, a South Dakota trust

By: THE BADLANDS TRUST COMPANY, a South Dakota trust company, Trustee


By: /s/ Stephen C. Miller
 Stephen C. Miller
 Its: Vice President


By: /s/ Larry L. Dunlap
 Larry L. Dunlap, Trustee


By: /s/ Susan L. Ciciora
 Susan L. Ciciora, Trustee



ERNEST HOREJSI TRUST NO. 1B, a South Dakota trust

By: THE BADLANDS TRUST COMPANY, a South Dakota trust company, Trustee



By: /s/ Stephen C. Miller
 Stephen C. Miller
 Its: Vice President


By: /s/ Larry L. Dunlap
 Larry L. Dunlap, Trustee


By: /s/ Susan L. Ciciora
 Susan L. Ciciora, Trustee

MILDRED HOREJSI TRUST, a South Dakota Trust

By: THE BADLANDS TRUST COMPANY, a South Dakota trust company, Trustee


By: /s/ Stephen C. Miller
 Stephen C. Miller
 Its: Vice President


By: /s/ Joel Looney
 Joel Looney, Trustee


By: /s/ Susan L. Ciciora
 Susan L. Ciciora, Trustee

STEWART R. HOREJSI TRUST NO. 2, a South Dakota Trust

By: THE BADLANDS TRUST COMPANY, a South Dakota trust company, Trustee


By: /s/ Stephen C. Miller
 Stephen C. Miller
 Its: Vice President


By: /s/ Susan L. Ciciora
 Susan L. Ciciora, Trustee


By: /s/ Robert H. Kastner
 Robert H. Kastner, Trustee


SUSAN L. HOREJSI TRUST NO. 3, a South Dakota Trust

By: THE BADLANDS TRUST COMPANY, a South Dakota trust company, Trustee


By: /s/ Stephen C. Miller
 Stephen C. Miller
 Its: Vice President



By: /s/ Susan L. Ciciora
 Susan L. Ciciora, Trustee


By: /s/ M. Frances Horejsi
 M. Frances Horejsi, Trustee

JOHN S. HOREJSI TRUST NO. 3, a South Dakota Trust

By: THE BADLANDS TRUST COMPANY, a South Dakota trust company, Trustee



By: /s/ Stephen C. Miller
 Stephen C. Miller
 Its: Vice President


By: /s/ John S. Horejsi
 John S. Horejsi, Trustee



By: /s/ M. Frances Horejsi
 M. Frances Horejsi, Trustee


THE EVERGREEN TRUST, a South Dakota trust

By: THE BADLANDS TRUST COMPANY, a South Dakota trust company, Trustee


By: /s/ Stephen C. Miller
 Stephen C. Miller
 Its: Vice President


By: /s/ Stephen C. Miller
 Stephen C. Miller, Trustee


By: /s/ Larry L. Dunlap
 Larry L. Dunlap, Trustee


STEWART WEST INDIES TRUST, a South Dakota Trust

BY: THE BADLANDS TRUST COMPANY, a South Dakota trust company, Trustee


By:/s/ Stephen C. Miller
 Stephen C. Miller
 Its: Vice President

                               SECOND AMENDMENT TO

                            CASH MANAGEMENT AGREEMENT

     THIS SECOND AMENDMENT TO CASH MANAGEMENT AGREEMENT (this "Amendment") is made as of this 136h day of May, 1998, by and among:

     THE BADLANDS TRUST COMPANY, a South Dakota trust company (the "Manager");

     and

     LOLA BROWN TRUST NO. 1B; ERNEST HOREJSI TRUST NO. 1B; MILDRED HOREJSI TRUST; STEWART R. HOREJSI TRUST NO. 2; SUSAN L. HOREJSI TRUST NO.3; JOHN S. HOREJSI TRUST NO.3; STEWART WEST INDIES TRUST; THE EVERGREEN TRUST and HOREJSI, INC. (collectively and individually referred to herein as the "Participants"),

     and

     STEWART AVIATION, L.L.C., a South Dakota limited liability company (the "New Participant").

                                    RECITALS

     A. The Manager and the Participants entered into a Cash Management Agreement dated as of December 15, 1997, as amended December 16, 1997 (collectively, the "CMA") for the purpose of efficiently managing their joint cash resources.

     B. The New Participant is a newly-formed affiliate of the Participants. Additionally, the Manager provides certain management services to the New Participant.

     C. The New Participant holds an operating account ("Operating Account") at the Bank, as defined in the CMA.

     D. The Participants and the New Participant have determined that it is in their best administrative and economic interests to amend the CMA to include the New Participant as a Participant.

     E. Notwithstanding the foregoing recital, Participants (including the New Participant) do not intend to use, and will not use, the Cash Management Account as a common or jointly held checking account from which they will conduct individual day-to-day business affairs (i.e., drawing checks on the CMA to pay for services, materials or invoices attributable to such Participant). Instead, the Participants will conduct their business out of their respective Operating Accounts, and the Cash Management Account will be a jointly funded pool of cash reserves from which any Participant may draw in order to fund cash deficits in their respective Operating Accounts (i.e., similar to an overdraft-protection line-of-credit).

                                    COVENANTS

     NOW, THEREFORE, in consideration of the mutual promises contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Manager, Participants and New Participant hereto agree as follows:



     1 The CMA shall be, and is hereby, amended to include the New Participant as a Participant.

     2 The New Participant hereby accepts the terms and conditions of the CMA.

     3 The terms and conditions of the CMA, as amended by this Amendment, shall remain in full force and effect.

     4 This Agreement may be executed in any number of counterparts.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.


THE MANAGER:

BADLANDS TRUST COMPANY, a South Dakota trust company



By: /s/ Stephen C. Miller
 Stephen C. Miller
 Its: Vice President

THE NEW PARTICIPANT:

STEWART AVIATION, L.L.C., a South Dakota limited liability company


By: /s/ Stewart R. Horejsi
 Stewart R. Horejsi
 Its: Manager


PARTICIPANTS:

LOLA BROWN TRUST NO. 1B, a South Dakota trust

By: THE BADLANDS TRUST COMPANY, a South Dakota trust company, Trustee


By: /s/ Stephen C. Miller
 Stephen C. Miller
 Its: Vice President


By: /s/ Larry L. Dunlap
 Larry L. Dunlap, Trustee


By: /s/ Susan L. Ciciora
 Susan L. Ciciora, Trustee

ERNEST HOREJSI TRUST NO. 1B, a South Dakota trust

By: THE BADLANDS TRUST COMPANY, a South Dakota trust company, Trustee


By: /s/ Stephen C. Miller
 Stephen C. Miller
 Its: Vice President


By: /s/ Larry L. Dunlap
 Larry L. Dunlap, Trustee


By: /s/ Susan L. Ciciora
 Susan L. Ciciora, Trustee


MILDRED HOREJSI TRUST, a South Dakota Trust

By: THE BADLANDS TRUST COMPANY, a South Dakota trust company, Trustee


By: /s/ Stephen C. Miller
 Stephen C. Miller
 Its: Vice President


By: /s/ Joel Looney
 Joel Looney, Trustee


By: /s/ Susan L. Ciciora
 Susan L. Ciciora, Trustee

STEWART R. HOREJSI TRUST NO. 2, a South Dakota Trust

By: THE BADLANDS TRUST COMPANY, a South Dakota trust company, Trustee


By: /s/ Stephen C. Miller
 Stephen C. Miller
 Its: Vice President


By: /s/ Susan L. Ciciora
 Susan L. Ciciora, Trustee


By: /s/ Robert H. Kastner
 Robert H. Kastner, Trustee


SUSAN L. HOREJSI TRUST NO. 3, a South Dakota Trust

By: THE BADLANDS TRUST COMPANY, a South Dakota trust company, Trustee


By: /s/ Stephen C. Miller
 Stephen C. Miller
 Its: Vice President


By: /s/ Susan L. Ciciora
 Susan L. Ciciora, Trustee


By: /s/ M. Frances Horejsi
 M. Frances Horejsi, Trustee

JOHN S. HOREJSI TRUST NO. 3, a South Dakota Trust

By: THE BADLANDS TRUST COMPANY, a South Dakota trust company, Trustee


By: /s/ Stephen C. Miller
 Stephen C. Miller
 Its: Vice President


By: /s/ John S. Horejsi
 John S. Horejsi, Trustee


By: /s/ M. Frances Horejsi
 M. Frances Horejsi, Trustee


THE EVERGREEN TRUST, a South Dakota trust

By: THE BADLANDS TRUST COMPANY, a South Dakota trust company, Trustee


By: /s/ Stephen C. Miller
 Stephen C. Miller
 Its: Vice President


By: /s/ Stephen C. Miller
 Stephen C. Miller, Trustee


By: /s/ Larry L. Dunlap
 Larry L. Dunlap, Trustee

STEWART WEST INDIES TRUST, a South Dakota Trust

BY: THE BADLANDS TRUST COMPANY, a South Dakota trust company, Trustee


By: /s/ Stephen C. Miller
 Stephen C. Miller
 Its:  Vice President


HOREJSI, INC., a South Dakota corporation


By: /s/ Ann M. Hartmann
 Ann M. Hartmann
 Its: President

                               THIRD AMENDMENT TO

                            CASH MANAGEMENT AGREEMENT

     THIS THIRD AMENDMENT TO CASH MANAGEMENT AGREEMENT (this "Amendment") is made as of this 1st day of January, 1999, by and among:

     THE BADLANDS TRUST COMPANY, a South Dakota trust company (the "Manager");

     and

     LOLA BROWN TRUST NO. 1B; ERNEST HOREJSI TRUST NO. 1B; MILDRED HOREJSI TRUST; STEWART R. HOREJSI TRUST NO. 2; SUSAN L. HOREJSI TRUST NO.3; JOHN S. HOREJSI TRUST NO.3; STEWART WEST INDIES TRUST; THE EVERGREEN TRUST, HOREJSI, INC. and STEWART AVIATION, L.L.C. (collectively and individually referred to herein as the "Participants"),

     and

     STEWART ADVISORS, INC., a South Dakota corporation (the "New Participant").

                                    RECITALS

     A. The Manager and the Participants entered into a Cash Management Agreement dated as of December 15, 1997, as amended on December 16, 1997 and May 18, 1998 (collectively, the "CMA") for the purpose of efficiently managing their joint cash resources.

     B. The New Participant is an affiliate of the Participants. Additionally, the Manager provides certain management services to the New Participant.

     C. The New Participant holds an operating account ("Operating Account") at the Bank, as defined in the CMA.

     D. The Participants and the New Participant have determined that it is in their best administrative and economic interests to amend the CMA to include the New Participant as a Participant.

     E. Notwithstanding the foregoing recital, Participants (including the New Participant) do not intend to use, and will not use, the Cash Management Account as a common or jointly held checking account from which they will conduct individual day-to-day business affairs (i.e., drawing checks on the CMA to pay for services, materials or invoices attributable to such Participant). Instead, the Participants will conduct their business out of their respective Operating Accounts, and the Cash Management Account will be a jointly funded pool of cash reserves from which any Participant may draw in order to fund cash deficits in their respective Operating Accounts (i.e., similar to an overdraft-protection line-of-credit).

                                    COVENANTS

     NOW, THEREFORE, in consideration of the mutual promises contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Manager, Participants and New Participant hereto agree as follows:


     1 The CMA shall be, and is hereby, amended to include the New Participant as a Participant.

     2 The New Participant hereby accepts the terms and conditions of the CMA.

     3 The terms and conditions of the CMA, as amended by this Amendment, shall remain in full force and effect.

     4 This Agreement may be executed in any number of counterparts.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.


THE MANAGER:

BADLANDS TRUST COMPANY, a South Dakota trust company


By: /s/ Stephen C. Miller
    Stephen C. Miller
    Its: Vice President

THE NEW PARTICIPANT:

STEWART ADVISORS, INC., a South Dakota corporation


By: /s/ Stephen C. Miller
    Stephen C. Miller
    Its: President


PARTICIPANTS:

LOLA BROWN TRUST NO. 1B, a South Dakota trust

By: THE BADLANDS TRUST COMPANY, a South Dakota trust company, Trustee


By: /s/ Stephen C. Miller
    Stephen C. Miller
    Its: Vice President


By: /s/ Larry L. Dunlap
    Larry L. Dunlap, Trustee


By: /s/ Susan L. Ciciora
    Susan L. Ciciora, Trustee

ERNEST HOREJSI TRUST NO. 1B, a South Dakota trust

By: THE BADLANDS TRUST COMPANY, a South Dakota trust company, Trustee



By: /s/ Stephen C. Miller
    Stephen C. Miller
    Its:     Vice President


By: /s/ Larry L. Dunlap
    Larry L. Dunlap, Trustee


By: /s/ Susan L. Ciciora
    Susan L. Ciciora, Trustee


MILDRED HOREJSI TRUST, a South Dakota Trust

By: THE BADLANDS TRUST COMPANY, a South Dakota trust company, Trustee


By: /s/ Stephen C. Miller
    Stephen C. Miller
   Its:     Vice President


By: /s/ Joel Looney
   Joel Looney, Trustee


By: /s/ Susan L. Ciciora
    Susan L. Ciciora, Trustee

STEWART R. HOREJSI TRUST NO. 2, a South Dakota Trust

By: THE BADLANDS TRUST COMPANY, a South Dakota trust company, Trustee


By: /s/ Stephen C. Miller
    Stephen C. Miller
    Its:     Vice President


By: /s/ Susan L. Ciciora
    Susan L. Ciciora, Trustee


By: /s/ Robert H. Kastner
    Robert H. Kastner, Trustee

SUSAN L. HOREJSI TRUST NO. 3, a South Dakota Trust

By: THE BADLANDS TRUST COMPANY, a South Dakota trust company, Trustee


By: /s/ Stephen C. Miller
    Stephen C. Miller
    Its:     Vice President


By: /s/ Susan L. Ciciora
    Susan L. Ciciora, Trustee


By: /s/ M. Frances Horejsi
    M. Frances Horejsi, Trustee


JOHN S. HOREJSI TRUST NO. 3, a South Dakota Trust

By: THE BADLANDS TRUST COMPANY, a South Dakota trust company, Trustee


By: /s/ Stephen C. Miller
   Stephen C. Miller
   Its:     Vice President


By: /s/ John S. Horejsi
    John S. Horejsi, Trustee


By: /s/ M. Frances Horejsi
    M. Frances Horejsi, Trustee

THE EVERGREEN TRUST, a South Dakota trust

By: THE BADLANDS TRUST COMPANY, a South Dakota trust company, Trustee


By: /s/ Stephen C. Miller
    Stephen C. Miller
    Its:     Vice President


By: /s/ Stephen C. Miller
    Stephen C. Miller, Trustee


By: /s/ Larry L. Dunlap
    Larry L. Dunlap, Trustee


STEWART WEST INDIES TRUST, a South Dakota Trust

BY: THE BADLANDS TRUST COMPANY, a South Dakota trust company, Trustee


By: /s/ Stephen C. Miller
    Stephen C. Miller
    Its:  Vice President


HOREJSI, INC., a South Dakota corporation


By: /s/ Stephen C. Miller
    Stephen C. Miller
    Its:     President


STEWART AVIATION, L.L.C., a South Dakota limited liability company


By: /s/ Stewart R. Horejsi
         Stewart R. Horejsi
Its:     Manager